March 1, 2018

United States Securities and Exchange Commission

Washington, D.C., 20549

Attn: Justin Dobbie

Re:	Xspand Products Lab, Inc. Draft Offering Statement on Form 1-A Submitted December 22, 2017 CIK No. 0001717556

Dear Mr. Dobbie:

Xspand Products Lab, Inc. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s draft Confidential Offering Statement on Form 1-A filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2017 (the “Offering Statement”). On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, we have filed today with the Commission Amendment No. 1 to our Offering Statement on Form 1-A (the “Amendment”) and have included with this letter a marked copy of the Amendment.

General

1.	Please include information required by Item 510 of Regulation S-K.

In response to the Staff’s comment, the Company has added the required disclosure under the section heading “Disclosure of Commission Position on Indemnification For Securities Liabilities.” Please see page 56 of the Amendment.

Offering Circular Cover Page

2.	We note that your securities will not be listed on a registered national securities exchange upon qualification. As such, please remove the statement that “[t]he following would apply only if we are unable to obtain a listing on a national securities exchange and we seek for our Common Stock to trade on a platform of the OTC Markets.” Please also revise the disclosure on page 49 accordingly. Refer to Rule 251(d)(2)(i)(C).

In response to the Staff’s comment, the Company has revised the above disclosure to reflect that the Company’s securities will not be listed upon qualification. Please see the cover page and page 53 of the Amendment.

Xspand Products Lab, Inc.

March 1, 2018

Risk Factors

We are dependent on a small number of key suppliers and customers, page 10

3.	If material to an understanding of the company and its operations, please name the single supplier on whom you rely for key inventory components. Refer to Item 101(h)(4)(v) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure relating to the Company’s key inventory components and supplies. Please see page 11 of the Amendment.

A significant portion of our business is conducted with customers and suppliers located outside of the United States, page 11

4.	Please disclose your major international markets and describe specific risks you face in these international markets.

In response to the Staff’s comment, the Company has disclosed the Company’s two major international markets, as well as including a number of specific risks related to those international markets. Please see page 11 of the Amendment.

Use of Proceeds, page 17

5.	We note your statement that you intend to use the proceeds from this offering to “fund acquisitions of small consumer brands and manufactures of consumer products, as described in this Offering Circular.” Please advise us and revise your disclosure, if applicable, to state whether you have plans or agreements to acquire specific consumer brands or manufacturers. Please also revise to state more specifically the principal purposes for which the net proceeds are intended to be used and the amounts for each such purpose. If no such plans exist, please include a statement to that effect and disclose the principal reasons for the offering.

In response to the Staff’s comment, the Company has revised the disclosure in the sections entitled “Summary -- Our Growth Strategy” and “Business -- Our Growth Strategy.” In addition, the Company has revised its disclosure in the “Use of Proceeds” section of the Amendment to state the principal purposes for which the net proceeds are intended to be used and the approximate amounts for each such purpose. Please see pages 5 and 18 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015, page 24

Xspand Products Lab, Inc.

March 1, 2018

6.	Please revise to include a discussion of the nature of the “other income” in your statements of operations and the change in the amount from $41,619 in 2015 to $29,300 in 2016.

In response to the Staff’s comment, the Company has determined other income primarily consisted of one-time charges to customers for such items as pre-delivery testing and other consulting services, and as a result was re-classed to operations in the Amendment.

Business, page 29

7.	Please revise to provide examples of the specific types of products you supply to the amusement park industry.

In response to the Staff’s comment, the Company has revised the disclosure to include specific types of products the Company provides to the amusement park industry, as well as pictures of a number of the Company’s products in the Amendment. Please see page 30 of the Amendment.

Management, page 34

8.	Please discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company has included additional disclosure regarding specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director. Please see pages 36 and 37 of the Amendment.

Certain Relationships and Related Party Transactions

Related Party Transactions, page 43

9.	Please disclose the related party or related parties to whom the notes totaling $2,996,500 are payable.

In response to the Staff’s comment, the Company has disclosed the related parties to whom the notes totaling $2,996,500 are payable. In addition, the Company modified its disclosure in the related party transactions section to include the breakdown of the $2,996,500 notes. The Company issued the aggregate of these notes in conjunction with the acquisition of S.R.M. Entertainment Limited (“SRM”) and Ferguson Containers, Inc. (“Fergco”), with $2,120,000 being issued to NL Penn Capital, L.P. and $876,500 being issued to the stockholders of Fergco. Please see page 45 of the Amendment.

Plan of Distribution, page 49

10.	We note that the shares are being offered by your officers, directors and employees. To the extent they will be relying upon the safe harbor in Exchange Act Rule 3a4-1, please revise your disclosure accordingly. Please also revise to clarify how investors subscribe for shares, the terms of your escrow agreement and whether or not you will be utilizing your website or a platform to conduct the offering.

The Company intends to enter into a selling agency agreement with Alexander Capital, L.P. As such, the Company has revised the disclosure to reflect this selling agent’s involvement in the offering, which supersedes and replaces the disclosure addressed in the Staff’s preceding comment. Please see page 51 of the Amendment.

Xspand Products Lab, Inc.

March 1, 2018

Financial Statements

December 31, 2016 Financial Statements

Notes to Consolidated Financial Statements

Note 8 – Related Party Transactions, page F-14

11.	You disclose on page F-15 that SRM and Fergco were acquired from entities with “similar ownership” and therefore you have accounted for the acquisitions as between entities under common control. Please tell us the ownership of all entities (Xspand, SRM, and Fergco) prior to and subsequent to the acquisitions. Your response should clearly explain the ownership and why common control accounting is appropriate.

The ownership prior to and subsequent to the acquisitions are as follows:

Name	SRM	Fergco	Xspand/ Company Percentage	Number of Shares
Christopher B. Ferguson	100%	25%	70%	2,100,000
Kevin J. Ferguson		25%	10%	300,000
Thomas S. Ferguson		25%	10%	300,000
Stuart J. Ferguson		25%	10%	300,000

Total	100%	100%	100%	3,000,000

(1)	All of the Fergusons are brothers.
(2)	Christopher B. Ferguson beneficially owned 100% of SRM which is a wholly owned subsidiary of NL Penn Capital, L.P. (parent company of SRM) that is jointly owned 100% by Christopher B. Ferguson and his wife, Lelainya D. Ferguson.
(3)	Christopher Ferguson was the Chief Executive Officer at the time of the acquisition of both SRM and Fergco and will remain the Chief Executive Officer of the Company post-acquisition.
(4)	All numbers reflect the 1-for-3.333333 reverse stock split that the Company effected of its issued and outstanding Common Stock on February 14, 2018.

Xspand Products Lab, Inc.

March 1, 2018

Rule 3-05(a)(3) defines businesses as related if any of the following conditions apply:

• They are under common control or management

• The acquisition of one business is conditional on the acquisition of each other business.

• Each acquisition is conditioned on a single common event.

Both SRM and Fergco were 100% owned by the Ferguson family immediately prior to the acquisition and remained 100% owned by the Company afterwards. In addition, Christopher B. Ferguson was the Chief Executive Officer of both entities prior to and remains in that capacity post acquisition is the basis for the Company concluding that these entities were under both common control and management both prior to and afterward the acquisition. Therefore in accordance with the guidance of Rule 3-05 (a)(3) common control accounting was deemed appropriate.

September 30, 2017 Interim Financial Statements

Condensed Consolidated Statements of Operations, page F-19

12.	We note from page F-20 that a recent dividend was significantly larger than your earnings for the nine months ended September 30, 2017. In this regard, as it appears that the distribution will be paid out of proceeds of the offering for an amount in excess of current year’s earnings and retained earnings, you should present pro forma per share data to give effect to the additional number of shares whose proceeds would be necessary to pay the excess distribution to the extent that the earning per share impact is material. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Refer to SAB Topic 1.B.3 and please confirm your understanding and revise your financial statements, as appropriate.

The Company reviewed the Staff’s comment and does not believe SAB Topic 1.B.3 is appropriate for the following reason: SAB Topic 1.B.3 appears to deal with dividends declared subsequent to the balance sheet date. The dividends reflected in the September 30, 2017 financial statement were declared in anticipation of the acquisition and were paid in cash prior to the acquisition and September 30, 2017 and not subsequent. In as much as the dividends were already paid prior to September 30, 2017 and not subsequent, the use of any proceeds of the intended offering will not be used for these dividends, therefore it is the Company’s belief that the presentation of the pro-forma information is not necessary.

***

Please note that the Company has included certain changes in the Offering Statement other than those in response to the Staff’s comments.

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Marc Adesso, Esq.

Waller Lansden Dortch & Davis, LLP

cc:	Christopher B. Ferguson

Chief Executive Officer

Philip Anderson

Chief Financial Officer

Wes Scott, Esq.

Waller Lansden Dortch & Davis, LLP